UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934


                        (Amendment No. 3)


                    THE ADAMS EXPRESS COMPANY
                    -------------------------
                        (Name of Issuer)

                          Common Stock
                          ------------
                 (Title of Class of Securities)

                            006212104
                            ---------
                         (CUSIP Number)

                        December 31, 2001
                        -----------------
     (Date of Event which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]       Rule 13d-1(b)

               [x]       Rule 13d-1(c)

               [ ]       Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 006212104            SCHEDULE 13G           Page 2 of 14


 1    Name of Reporting Person                          Erik E. Bergstrom

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    5,908,800
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               5,908,800

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                          5,908,800

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                 [x]*

 11   Percent of Class Represented by Amount in Row 9                6.9%

 12   Type of Reporting Person                                         IN




*See response to Item 4.

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CUSIP No. 006212104            SCHEDULE 13G           Page 3 of 14


 1    Name of Reporting Person             Erik E. Bergstrom Living Trust
                                                        U/A Dated 12/6/74
      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    1,530,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,530,000

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                          1,530,000

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                1.8%

 12   Type of Reporting Person                                         OO

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CUSIP No. 006212104            SCHEDULE 13G           Page 4 of 14


 1    Name of Reporting Person                         Edith H. Bergstrom

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                       20,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                  20,000

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                             20,000

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                0.0%

 12   Type of Reporting Person                                         IN

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CUSIP No. 006212104            SCHEDULE 13G           Page 5 of 14


 1    Name of Reporting Person            Edith H. Bergstrom Living Trust
                                                        U/A Dated 12/6/74
      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                       20,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                  20,000

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                             20,000

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                0.0%

 12   Type of Reporting Person                                         OO

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CUSIP No. 006212104            SCHEDULE 13G           Page 6 of 14


 1    Name of Reporting Person                 Federal United Corporation

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                       Delaware

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      250,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 250,000

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            250,000

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                0.3%

 12   Type of Reporting Person                                         CO

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CUSIP No. 006212104            SCHEDULE 13G           Page 7 of 14


 1    Name of Reporting Person             Erik E. and Edith H. Bergstrom
                                                         Foundation, Inc.
      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    4,073,800
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               4,073,800

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                          4,073,800

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                4.8%

 12   Type of Reporting Person                                         CO

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CUSIP No. 006212104            SCHEDULE 13G           Page 8 of 14


 1    Name of Reporting Person                             Sharon's Trust

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                       55,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                  55,000

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                             55,000

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                0.1%

 12   Type of Reporting Person                                         OO

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CUSIP No. 006212104            SCHEDULE 13G           Page 9 of 14


Item 1(a).  Name of Issuer:

            The Adams Express Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Seven St. Paul Street, Suite 1140, Baltimore,
            Maryland 21202

Item 2(a).  Names of Persons Filing:

            Erik E. Bergstrom
            Erik E. Bergstrom Living Trust
            U/A Dated 12/6/74
            Edith H. Bergstrom
            Edith H. Bergstrom Living Trust
            U/A Dated 12/6/74
            Federal United Corporation
            Erik E. and Edith H. Bergstrom Foundation, Inc.
            Sharon's Trust

Item 2(b).  Address of Principal Business Office or, if none,
            Residence:

            The business address of Erik E. Bergstrom, Erik E. Bergstrom Living Trust U/A Dated 12/6/74, Edith H. Bergstrom, Edith H. Bergstrom Living Trust U/A Dated 12/6/74, and Federal United Corporation is P.O. Box 126, Palo Alto, California 94302. The business address of the Erik E. and Edith H. Bergstrom Foundation, Inc. is P.O. Box 520, Palo Alto, California 94302. The business address of Sharon's Trust is 13781 Strubel's Lane, Grass Valley, California 95949.

Item 2(c).  Citizenship:

            See Item(s) 4 to cover page.

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            006212104


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CUSIP No. 006212104            SCHEDULE 13G           Page 10 of 14


Item 3.     If this statement is filed pursuant to Sections
            240.13d-1(b) or 240.13d-2(b) or (c), check
            whether the person filing is a:

            (a) [ ] Broker or dealer registered under
            section 15 of the Act (15 U.S.C. 78o).

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

            (c) [ ] Insurance company as defined in section
            3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with
            Section 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings associations as defined in Section
            3(b) of the Federal Deposit Insurance Act (12 U.S.C.
            1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section
            3(c)(14) of the Investment Company Act of 1940 (15
            U.S.C. 80a-3);

            (j) [ ] Group, in accordance with Section 240.13d-
            1(b)(1)(ii)(J).

            If this statement is filed pursuant to Section
            240.13d-1(c), check this box.  [x]

Item 4.     Ownership.

            The following table specifies as of January 19, 2002 the number of shares of Common Stock as to which each person named in Item 2(a) has sole or shared power to vote or direct the vote or to dispose or direct the disposition, as well as the percentages such shares constitute of the Common Stock reported to be outstanding as of December 31, 2001.

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CUSIP No. 006212104            SCHEDULE 13G           Page 11 of 14

                Sole        Shared                       Percentage
             Voting and   Voting and      Aggregate          of
             Dispositive  Dispositive     Number of      Outstanding
Name<F1>        Power        Power          Shares         Shares
----         -----------  -----------     ---------      -----------
Erik E.           0        5,908,800<F2>  5,908,800<F2>     6.9%<F2>
Bergstrom

Erik E.           0        1,530,000      1,530,000         1.8%
Bergstrom
Living Trust
U/A Dated 12/6/74

Edith H.          0           20,000<F3>     20,000<F3>     0.0%<F3>
Bergstrom

Edith H.          0           20,000         20,000         0.0%
Bergstrom
Living Trust
U/A Dated 12/6/74

Federal United    0          250,000        250,000         0.3%
Corporation

Erik E. and       0        4,073,800      4,073,800         4.8%
Edith H. Bergstrom
Foundation, Inc.

Sharon's Trust    0           55,000         55,000         0.1%

<F1> The reporting persons may be deemed to be members of a "group"
within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such a group is hereby disclaimed.

<F2> Consists of shares of Common Stock owned by the Erik E. Bergstrom
Living Trust U/A Dated 12/6/74, Federal United Corporation, Erik E. and Edith H. Bergstrom Foundation, Inc. and Sharon's Trust. Does not include the shares owned by Edith H. Bergstrom and the Edith H. Bergstrom Living Trust U/A Dated 12/6/74. Pursuant to Rule 13d-4, Erik E. Bergstrom hereby disclaims beneficial ownership of all shares owned by Edith H. Bergstrom, the Edith H. Bergstrom Living Trust U/A Dated 12/6/74, Erik E. and Edith H. Bergstrom Foundation, Inc. and Sharon's Trust.

<F3> Consists of 20,000 shares of Common Stock owned by the Edith H.
Bergstrom Living Trust U/A Dated 12/6/74.

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CUSIP No. 006212104            SCHEDULE 13G           Page 12 of 14

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person.

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.

            See Exhibit 1.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

            By signing below, each of the signatories certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


       /s/ Erik E. Bergstrom            Edith H. Bergstrom Living Trust
       ____________________________     U/A Dated 12/6/74
       Erik E. Bergstrom

                                        By:  /s/ Edith H. Bergstrom
       /s/ Edith H. Bergstrom                __________________________
       ____________________________     Name: Edith H. Bergstrom
       Edith H. Bergstrom               Title: Trustee


       Erik E. and Edith H. Bergstrom   Federal United Corporation
       Foundation, Inc.


       By:  /s/ Erik E. Bergstrom       By:  /s/ Erik E. Bergstrom
            _______________________          __________________________
       Name: Erik E. Bergstrom          Name: Erik E. Bergstrom
       Title: President                 Title: President

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CUSIP No. 006212104            SCHEDULE 13G           Page 13 of 14


       Erik E. Bergstrom Living Trust   Sharon's Trust
       U/A Dated 12/6/74


       By:  /s/ Erik E. Bergstrom       By:  /s/ Erik E. Bergstrom
            ________________________         __________________________
       Name: Erik E. Bergstrom          Name: Erik E. Bergstrom
       Title: Trustee                   Title: Trustee


Dated: January 28, 2002
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CUSIP No. 006212104            SCHEDULE 13G           Page 14 of 14



              Exhibit 1 - Identity of Group Members



     Erik E. Bergstrom
     Erik E. Bergstrom Living Trust U/A Dated 12/6/74
     Edith H. Bergstrom
     Edith H. Bergstrom Living Trust U/A Dated 12/6/74
     Federal United Corporation
     Erik E. and Edith H. Bergstrom Foundation, Inc.
     Sharon's Trust